UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALCATEL LUCENT

(Exact name of registrant as specified in its charter)

FRANCE	1-11130
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

148/152 route de la Reine,	92100 Boulogne-Billancourt, France
(Address of principal executive offices)	(Zip Code)

Barbara Larsen, General Counsel +1 908 582 8526

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Alcatel Lucent Company Profile

Alcatel Lucent may be referred to as “Alcatel Lucent”, “we,” “us” or “our”.

Alcatel Lucent is at the forefront of global communications, providing products and innovations in IP and cloud networking as well as ultra-broadband fixed and wireless access to service providers and their customers, enterprises and institutions throughout the world.

Underpinning our drive for the industrial transformation from voice telephony to high-speed digital delivery of data, video and information is Bell Labs, an integral part of Alcatel Lucent and one of the world’s foremost technology research institutes, responsible for countless breakthroughs that have shaped the networking and communications industry.

Alcatel Lucent innovations have resulted in the company being recognized by Thomson Reuters as a Top 100 Global Innovator, as well as being named by MIT Technology Review as amongst 2012’s Top 50 “World’s Most Innovative Companies”. Alcatel Lucent has also been recognized for innovation in sustainability, being named Industry Group Leader for Technology Hardware & Equipment sector in the 2013 Dow Jones Sustainability Indices review for making global communications more sustainable, affordable and accessible, all in pursuit of our mission to realize the potential of a connected world.

With revenues of Euro 14.4 billion in 2013, Alcatel Lucent is listed on the Paris and New York stock exchanges (Euronext and NYSE: ALU). The company is incorporated in France and headquartered in Boulogne-Billancourt.

Conflict Minerals and Reasonable Country of Origin Inquiry (RCOI)

In accordance with the company’s own Conflicts Mineral Policy (which is publicly available on its website) and the rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”), Alcatel Lucent undertook a multi-step process to determine the level of disclosure required regarding conflict minerals (as defined under Section 1502 of the U.S. Dodd–Frank Wall Street Reform and Consumer Protection Act).

For 2013, we determined that Alcatel Lucent manufactures or contracts to manufacture products for which conflict minerals are necessary to the functionality or production of such products. We therefore conducted a good faith ‘reasonable country of origin inquiry’ (RCOI) that was reasonably designed to determine whether our necessary conflict minerals originated in the Democratic Republic of the Congo (DRC) or an adjoining country (collectively referred to in this Form as the “Covered Countries”) or came from recycled or scrap resources.

As explained more fully in the attached Conflicts Minerals Report, to determinate the RCOI we relied on supplier and smelter representations regarding the origin of conflict minerals. We identified certain purchased commodities or components and parts as necessary to survey and reasonably inquire regarding as to the origin of conflict minerals with regards to their use in Alcatel Lucent products and their material content. Information was collected from targeted suppliers of the minerals used to manufacture their products, the smelters from whom they purchase the minerals, and the conflict minerals policies and due diligence processes of the suppliers. In addition, the identified smelters’ country of origin information was collected from the Conflict Free Smelters Initiative (CFSI).

As a result of our RCOI, we conducted further due diligence on the sources and chain of custody of such conflict minerals. Alcatel Lucent designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized framework set forth in the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2013) and related supplements for gold, tin, tantalum and tungsten.

We have concluded that minerals in the materials used in our products may have originated from the three country levels described below as well as recycled or scrap materials:

•	Level 1 countries: Sources used are supplied from countries with known active ore production that are not identified as plausible countries for the export, smuggling or transit of conflict minerals.

•	Level 2 countries: Sources used are supplied from known or plausible countries for the export, smuggling or transit of conflict minerals.

•	Level 3 countries: Sources used are potentially supplied from the DRC or one of the Covered Countries.

•	Recycled or scrap: Sources used are supplied from recyclers or scrap suppliers.

We used the Conflict Minerals Reporting Template (CMRT) to facilitate the transfer of information throughout the supply chain and collect conflict minerals traceability information from our suppliers. However, because some of the CMRTs received from the surveyed suppliers were not specific to the products we purchased, we cannot determine with 100% certainty whether the suppliers and smelters identified in our RCOI process have supplied conflict minerals in our products that originated from only Level 1 countries or do not include recycled or scrap material.

As a result of our RCOI, we concluded that our products may contain conflicts minerals that were sourced from the Covered Countries or that may not have derived from recycled or scrap materials. We accordingly proceeded to the next step involving due diligence into the source of the conflicts minerals.

Despite our multi-step investigation and intensive due diligence, Alcatel Lucent has been unable to determine whether or not any of the conflict minerals directly or indirectly benefited armed groups in the Covered Countries. As a result, we have concluded that our products are DRC conflict undeterminable. Alcatel Lucent did not obtain an independent private sector audit of its Conflict Minerals Report; however we had access to the outcome of independent third-party audits of smelters performed by the CFSI.

We submit the attached Exhibit 1.02, the 2013 Alcatel Lucent Conflict Minerals Report, which includes a description of the measures taken to exercise due diligence on the minerals’ source and chain of custody.

The 2013 Alcatel Lucent Conflict Minerals Report is also publicly on our website at http://resources.alcatel-lucent.com/?cid=178487.

Item 1.02	Exhibit

The 2013 Alcatel Lucent Conflict Minerals Report is attached as Exhibit 1.02.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.02 – 2013 Alcatel Lucent Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alcatel Lucent (Registrant)

/s/ Michel Combes
By: Michel COMBES Chief Executive Officer	May 28, 2014